SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                     of the
                         Securities Exchange Act of 1934


                 Report on Form 6-K for the month of August 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|   No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|   No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes: |_|   No: |X|


     Enclosures:

     1. A notification dated 3 August 2004, advising that a copy of the results for the nine months ended 30 June 2004 were available at the UKLA Document Viewing Facility.

     2. A notification dated 4 August 2004, advising of the acquisition of 58 Ordinary shares in the Company by Sir Christopher J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.
     3. A notification dated 6 August 2004, advising of the acquisition of 5,400 Ordinary shares in the Company by Mr Robert John Margetts, a director of the Company.
     4. A notification dated 10 August 2004, advising that Cater Allen International Limited have a notifiable interest of 4.9% in the issued share capital of The BOC Group plc.
     5. A notification dated 12 August 2004, advising that a US court has reversed a judgement against Fluorogas Limited, The BOC Group Inc and The BOC Group plc.
     6. A notification dated 23 August 2004, advising that Cater Allen International Limited no longer have a notifiable interest in the issued share capital of The BOC Group plc.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 3 AUGUST 2004
                  AT 10.55 HRS UNDER REF: PRNUK-0308041054-27D3

3 August 2004

THE BOC GROUP plc - NEWS RELEASE ON THE RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

 The BOC Group plc Announcement released to a Regulatory Information Service on
                        4 August 2004 at 11.19 hrs under
                           Ref: PRNUK-0408041118-3A08

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
 1.  Name of company                                   2.  Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                     CHRISTOPHER JOHN O'DONNELL
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
 3.  Please state whether notification indicates       4.  Name of the registered holder(s) and, if
     that it is in respect of holding of the               more than one holder, the number of shares
     shareholder named in 2 above or in respect            held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF                            CHRISTOPHER JOHN O'DONNELL
     THE DIRECTOR IN 2 ABOVE
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
 5.  Please state whether notification                 6.  Please state the nature of the
     relates to a person(s) connected with                 transaction. For PEP transactions
     the director named in 2 above and                     please indicate whether
     identify the connected person(s)                      general/single co PEP and if
                                                           discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                   PURCHASE OF SHARES UNDER
                                                           THE DIVIDEND REINVESTMENT
                                                           PLAN
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
7.   Number of          8.   Percentage of      9.   Number of          10.  Percentage of
     shares/amount           issued class            shares/amount           issued class
     of stock                                        of stock
     acquired                                        disposed
------------------------------------------------------------------------------------------------------
     58                      LESS THAN               N/A                     N/A
                             0.01%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of           12.  Price per          13.  Date of            14.  Date
     security                share                   transaction             company
                                                                             informed
------------------------------------------------------------------------------------------------------
     ORDINARY SHARES         9.31P PER               2 AUGUST                3 AUGUST
     OF 25P EACH             SHARE                   2004                    2004
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
15.  Total holding following this                      16. Total percentage holding of issued
     notification                                          class following this notification
------------------------------------------------------------------------------------------------------
     2,274                                                 LESS THAN 0.01%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.

------------------------------------------------------------------------------------------------------
17.  Date of grant                                     18. Period during which or date on which
                                                           options exercisable
------------------------------------------------------------------------------------------------------
     N/A                                                   N/A
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant              20. Description of shares or debentures
     of the option                                         involved: class, number
------------------------------------------------------------------------------------------------------
     N/A                                                   N/A
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of               22. Total number of shares or
     grant) or indication that price is to be              debentures over which options held
     fixed at time of exercise                             following this notification
------------------------------------------------------------------------------------------------------
     N/A                                                   N/A
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
23.  Any additional information                        24. Name of contact and telephone
                                                           number for queries
------------------------------------------------------------------------------------------------------
     N/A                                                   SARAH LARKINS 01276 807383
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, ASSISTANT COMPANY SECRETARY
     Date of notification  4 August 2004___________________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 6 AUGUST 2004
                  AT 13.30 HRS UNDER REF: PRNUK-0608041329-7C07



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
 1.  Name of company                                   2.  Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                     ROBERT JOHN MARGETTS
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
 3.  Please state whether notification indicates       4.  Name of the registered holder(s) and, if
     that it is in respect of holding of the               more than one holder, the number of shares
     shareholder named in 2 above or in respect            held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     AS IN 2 ABOVE                                         ROBERT JOHN MARGETTS
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
 5.  Please state whether notification                 6.  Please state the nature of the
     relates to a person(s) connected with                 transaction. For PEP transactions
     the director named in 2 above and                     please indicate whether
     identify the connected person(s)                      general/single co PEP and if
                                                           discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                   PURCHASE OF SHARES
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
7.   Number of          8.   Percentage of      9.   Number of          10.  Percentage of
     shares/amount           issued class            shares/amount           issued class
     of stock                                        of stock
     acquired                                        disposed
------------------------------------------------------------------------------------------------------
     5,400                   LESS THAN               N/A                     N/A
                             0.1%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of           12.  Price per          13.  Date of            14.  Date
     security                share                   transaction             company
                                                                             informed
------------------------------------------------------------------------------------------------------
     ORDINARY                893.96p                 6 AUGUST                6 AUGUST
     SHARES OF                                       2004                    2004
     25p EACH
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
15.  Total holding following this                      16. Total percentage holding of issued
     notification                                          class following this notification
------------------------------------------------------------------------------------------------------
     17,400 SHARES IN HIS OWN NAME                         LESS THAN 0.1%
     16,600 SHARES HELD BY HIS WIFE
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.

------------------------------------------------------------------------------------------------------
17.  Date of grant                                     18. Period during which or date on which
                                                           options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant              20. Description of shares or debentures
     of the option                                         involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of               22. Total number of shares or
     grant) or indication that price is to be              debentures over which options held
     fixed at time of exercise                             following this notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
23.  Any additional information                        24. Name of contact and telephone
                                                           number for queries
------------------------------------------------------------------------------------------------------
                                                           KAREN WESTON 01276 807388
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     KAREN WESTON, ADMINISTRATION ASSISTANT
     Date of notification 6 AUGUST 2004

------------------------------------------------------------------------------------------------------

 The BOC Group plc Announcement released to a Regulatory Information Service on
                       10 August 2004 at 16.40 hrs under
                           Ref: PRNUK-1008041640-D6BA


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                   2.  Name of shareholder having a major interest

     The BOC Group plc                                     Cater Allen International Limited

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates       4.  Name of the registered holder(s) and, if
     that it is in respect of holding of the               more than one holder, the number of shares
     shareholder named in 2 above or in respect of         held by each of them
     a non-beneficial interest or in the case of
     an individual holder if it is a holding of            See additional information
     that person's spouse or children under the age
     of 18


     Notification in respect of party named in 2 above.


------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
5.   Number of          6.   Percentage of     7.   Number of shares/amount  8.   Percentage of issued
     shares/amount of        issued class           of stock disposed             class
     stock acquired


-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
9.   Class of security                         10.  Date of transaction      11.  Date company informed

     Ordinary shares of 25p each                    9 August 2004                 10 August 2004


-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification    13. Total percentage holding of issued class following this notification

     24,352,762                                       4.90%

-------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
14.  Any additional information                   15. Name of contact and telephone number for queries

     The BOC Group plc had previously been            Sarah Larkins
     advised that pursuant to s198 of the             01276 807383
     Companies Act, Cater Allen International
     Limited had an interest of 5.00% in the
     issued Ordinary shares of the Company.

      In a letter dated 9 August 2004 and received
      on 10 August 2004 The BOC Group plc has
      been notified that Cater Allen International
      Limited now has a notifiable interest of
      4.90% in the issued Ordinary share capital
      of the Company.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins, Assistant Company Secretary

------------------------------------------------------------------------------------------------------------

Date of notification ___10 August 2004_________

------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 12 AUGUST 2004
                  AT 08.08 HRS UNDER REF: PRNUK-1208040807-1AF7


12 August 2004


US Court reverses Fluorogas judgement in favour of The BOC Group


On 21 February 2003, The BOC Group announced that a jury in the US District Court for the Western District of Texas rendered a verdict for approximately USD 132 million against Fluorogas Limited, The BOC Group Inc and The BOC Group plc. In March 2003, the District Court also awarded interest, costs and attorney's fees against Fluorogas and the BOC entities, making them jointly and severally liable for a total of approximately USD 174 million.

On 10 August 2004, the US 5th Circuit Court of Appeals reversed the judgement against the BOC entities in its entirety. In addition, the Appellate Court reversed virtually all of the judgement against Fluorogas. All that remains of the original judgement against Fluorogas is USD 170 thousand in reliance damages plus an additional amount for costs, including attorney's fees. As to the attorney's fees, the Appellate Court held that the District Court abused its discretion in making the original award and instructed the District Court to reconsider the amount of attorney's fees in light of the limited recovery on appeal.

At the time of the original jury verdict, BOC said it believed that it represented a misunderstanding of the law and the facts. BOC is delighted that the Appellate Court has agreed with BOC's position.

--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 23 AUGUST 2004
                  AT 10.17 HRS UNDER REF: PRNUK-2308041015-7A48

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                   2.  Name of shareholder having a major interest

     The BOC Group plc                                     Cater Allen International Limited

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates       4.  Name of the registered holder(s) and, if
     that it is in respect of holding of the               more than one holder, the number of shares
     shareholder named in 2 above or in respect of         held by each of them
     a non-beneficial interest or in the case of
     an individual holder if it is a holding of            See additional information
     that person's spouse or children under the age
     of 18


     Notification in respect of party named in 2 above.


------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
5.   Number of          6.   Percentage of     7.   Number of shares/amount  8.   Percentage of issued
     shares/amount of        issued class           of stock disposed             class
     stock acquired


-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
9.   Class of security                         10.  Date of transaction      11.  Date company informed

     Ordinary shares of 25p each                    20 August 2004                20 August 2004


-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification    13. Total percentage holding of issued class following this notification


-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
14.  Any additional information                   15. Name of contact and telephone number for queries

     The BOC Group plc had previously been            Sarah Larkins
     advised that pursuant to s198 of the             01276 807383
     Companies Act, Cater Allen International
     Limited had an interest of 4.90% in the
     issued Ordinary shares of the Company.

     In a letter dated 20 August 2004 and
     received on 20 August 2004 The BOC Group
     plc has been notified that Cater Allen
     International Limited no longer has a
     notifiable interest in the issued Ordinary
     share capital of the Company.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins, Assistant Company Secretary

------------------------------------------------------------------------------------------------------------

Date of notification ___10 August 2004_________

------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:September 1, 2004



                                        By:   /s/       Sarah Larkins
                                              ----------------------------------

                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary